Exhibit 99.1

Vermilion Energy Inc. Reports Voting Results of Election of Directors

CALGARY, April 29, 2020 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to announce that at its annual meeting of shareholders held on April 28, 2020 each of the ten nominees were elected as directors of the Company.

The detailed results of the vote by ballot are as follows:

Name of Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Lorenzo Donadeo	40,800,761	96.67%	1,405,270	3.33%
Larry J. Macdonald	39,447,319	93.44%	2,770,515	6.56%
Carin A. Knickel	40,361,411	95.60%	1,856,423	4.40%
Stephen P. Larke	40,005,735	94.76%	2,212,099	5.24%
Loren M. Leiker	40,942,072	96.98%	1,275,762	3.02%
Dr. Timothy R. Marchant	41,002,675	97.12%	1,215,159	2.88%
Anthony Marino	40,764,572	96.56%	1,453,262	3.44%
Robert Michaleski	40,258,838	95.36%	1,958,996	4.64%
William B. Roby	40,964,247	97.03%	1,253,587	2.97%
Catherine L. Williams	40,365,461	95.61%	1,852,373	4.39%

For complete voting results, please see our Report of Voting Results available through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

An archive webcast of the annual meeting of shareholders and presentation by Anthony Marino, President & CEO, that provides a business overview and an update on recent developments, is available on Vermilion's website at www.vermilionenergy.com.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by moderate organic production growth and value-adding acquisitions.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas semi-conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion holds a 20% working interest in the Corrib gas field in Ireland.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Kyle Preston, Vice President Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 19:00e 29-APR-20